SCHEDULE 13D

CUPSIP No. 92763Q 10 6	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Virage, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92763 Q 10 6

(CUSIP Number)

Paul G. Lego

411 Borel Avenue, Suite 100 South

San Mateo, California 94402

(650) 573-3210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUPSIP No. 92763Q 10 6	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON: Paul G. Lego I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,628,042 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 2,596,792 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,628,042

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUPSIP No. 92763Q 10 6	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Schedule relates to shares of Common Stock, par value $0.001, of Virage, Inc. (“Virage”). Virage’s principal executive offices are located at 411 Borel Avenue, Suite 100 South, San Mateo, California 94402.

Item 2.	Identity and Background.

Paul G. Lego is the Chairman and Chief Executive Officer of Virage. Mr. Lego’s business address is c/o Virage, Inc., 411 Borel Avenue, Suite 100 South, San Mateo, California 94402. During the last five years, Mr. Lego has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lego is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported in this Schedule were acquired (i) from a distribution by Media Technology Ventures, L.P. to its limited partners, including Mr. Lego, for no consideration on June 5, 2001, and (ii) through purchases made by Mr. Lego prior to Virage’s initial public offering, subsequent open market purchases and pursuant to the exercise of options to purchase such securities. Mr. Lego used personal funds to make the purchases described in the preceding sentence.

Item 4.	Purpose of Transaction.

On July 9, 2003, Mr. Lego entered into a Voting Agreement with Autonomy Corporation plc (“Autonomy”) in the form attached hereto as Exhibit 1. The full text of such exhibit is incorporated by reference herein. The purpose of the filer in entering into the Voting Agreement was to enhance the likelihood of completion of the transactions provided for in the Agreement and Plan of Merger (“Merger Agreement”), attached hereto as Exhibit 2 and incorporated by reference herein, entered into concurrently with the Voting Agreement. The Merger Agreement provides for, among other things, the acquisition of Virage by Autonomy and the payment by Autonomy of $1.10 for each issued and outstanding share of Virage common stock. Upon consummation of the acquisition of Virage by Autonomy, all shares of Virage common stock shall no longer be outstanding, shall automatically be canceled and shall cease to exist, the directors and officers of Violet Merger Sub, a wholly-owned subsidiary Autonomy formed solely for the purpose of engaging in the acquisition, shall become the directors and officers of Virage, and the certificate of incorporation and bylaws of Virage shall be amended and restated, as described in the Merger Agreement.

Except as set forth above, the filer does not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.

SCHEDULE 13D

CUPSIP No. 92763Q 10 6	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

Mr. Lego is the beneficial owner of 2,628,042 shares of Virage common stock. Such shares represent approximately 11.8% of Virage’s common stock. Mr. Lego has sole voting power over 2,628,042 shares, which includes 916,667 shares issuable upon the exercise of options within sixty days of the date hereof. Mr. Lego has the sole power to dispose of 2,596,792 shares, which includes 885,417 vested shares issuable upon the exercise of options within sixty days of the date hereof. Except as described in Item 4 above, Mr. Lego has not engaged in any other transactions with respect to these shares in the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Voting Agreement referred to above in Item 4 and incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

1.	Form of Voting Agreement between Autonomy Corporation plc and certain affiliates of Virage, Inc. dated as of July 9, 2003 *

2.	Agreement and Plan of Merger by and among Autonomy Corporation plc, Violet Merger Sub, Inc. and Virage Inc. dated as of July 9, 2003 *

*	Incorporated by reference to exhibits filed with Virage, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 11, 2003

SCHEDULE 13D

CUPSIP No. 92763Q 10 6	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2003	By:	/s/ PAUL G. LEGO
Paul G. Lego Chairman of the Board of Directors, President and Chief Executive Officer of Virage, Inc.